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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response . . . .14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PYR Energy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

693677106

(CUSIP Number)

Eric Sippel

Eastbourne Capital Management, L.L.C.

1101 Fifth Avenue, Suite 370

San Rafael, CA 94901

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D CUSIP No. 693677106	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eastbourne Capital Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	x
3.	SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	3,817,271
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	3,817,271
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,817,271
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See	X
13.	Percent of Class Represented by Amount in Row (11)	9.9%
14.	Type of Reporting Person (See Instructions)	IA, OO

Schedule 13D CUSIP No. 693677106	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard Jon Barry
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	x
3.	SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	3,817,271
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	3,817,271
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,817,271
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See	X
13.	Percent of Class Represented by Amount in Row (11)	9.9%
14.	Type of Reporting Person (See Instructions)	IN, HC

Schedule 13D CUSIP No. 693677106	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Black Bear Offshore Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	x
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	2,776,790
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	2,776,790
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,776,790
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See	X
13.	Percent of Class Represented by Amount in Row (11)	7.3%
14.	Type of Reporting Person (See Instructions)	PN

Schedule 13D CUSIP No. 693677106	Page 5 of 9

Preamble

This Schedule 13D supersedes the Amendment No. 1 to Schedule 13G filed on February 9, 2006, the Amendment No. 1 to Schedule 13D filed on March 3, 2004 (the “Amended 13D”), and the Schedule 13D filed on June 3, 2002 (the “Original 13D”), each filed by Eastbourne Capital Management, L.L.C (“Eastbourne”), Richard Jon Barry (“Barry”) and Black Bear Offshore Master Fund, L.P. (the “Offshore Fund” and, collectively with Eastbourne and Barry, the “Filers”), relating to shares of Common Stock of PYR Energy Corporation. The investment intent of the Filers has changed, as reflected in this Schedule 13D.

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of PYR Energy Corporation (the "Issuer"). The principal executive office of the Issuer is located at 1675 Broadway, Suite 2450, Denver, CO 80202.

Item 2. Identity and Background

(a)	Eastbourne, Barry and the Offshore Fund. The Offshore Fund is filing jointly with the other Filers, but not as a member of a group, and it expressly disclaims membership in a group.
(b)

The business address of Eastbourne and Mr. Barry is 1101 Fifth Avenue, Suite 370, San Rafael, CA 94901. The address of the Offshore Fund is c/o CITCO Fund Services (Cayman Islands) Limited, Corporate Centre, West Bay Road, P.O. Box 31106-SMB, Grand Cayman, Cayman Islands.

(c)

Eastbourne is a registered investment adviser and is the general partner or manager of investment limited partnerships and limited liability companies, including the Offshore Fund. Eastbourne also is the investment adviser to those partnerships and companies and to other accounts, including the Offshore Fund. Mr. Barry is the controlling owner and managing member of Eastbourne.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Please see the cover page for each Filer for the citizenship of that Filer.

Schedule 13D CUSIP No. 693677106	Page 6 of 9

Item 3. Source and Amount of Funds or Other Consideration

The Filers have not purchased or sold any securities of the Issuer in the last 60 days. The Stock described in this Schedule 13D was acquired in 2001 and 2002. The Notes (as defined below) described in this Schedule 13D were acquired in 2002.

Item 4. Purpose of Transaction

None of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of Eastbourne’s advisory clients for the purpose of investment, as the holders of the Notes and the Stock. The Notes provide the Filers with the right to appoint two members to serve on the Issuer’s Board of Directors. The Filers do not currently have any designees on the Board and have no present plans or intentions to appoint any designee. Eastbourne may decide to purchase at any time or times on behalf of its advisory clients additional shares of Stock or other securities of the Issuer. Eastbourne may at any time cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. Eastbourne’s advisory clients reserve all of their rights as stockholders and Noteholders of the Issuer and may exercise those rights in any manner that they or Eastbourne consider to be in the interests of such clients.

The Filers have determined to hold the securities that are the subject of this Schedule 13D in such manner as to potentially influence control of the Issuer and, in that respect, may, from time to time, seek to have discussions with the Issuer regarding the Issuer’s plans and prospects. The Filers have had and may also, from time to time, seek to have discussions with the Issuer and third parties regarding enhancing shareholder value, including regarding discussions that the Issuer may be having with potential acquirers.

Other than as described herein, none of the Filers has any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

As of the date hereof, the Offshore Fund owns 2,593,519 shares of Stock and approximately $4.8 million of Convertible Promissory Notes-Series 2002-A issued by the Issuer (the “Notes”). The Notes accrue interest at the rate of 4.99% per annum and the Issuer has the option of electing to add any payment of accrued interest to the principal of the Notes. The Notes may be converted at any time at the option of the holder at $1.30 per share.

The number of shares of Stock that may be acquired by the Noteholders upon any conversion of Notes, however, is limited to the extent necessary to ensure that, following such exercise, the total number of shares of Stock then beneficially owned by such Noteholder and its Affiliates (as such term is defined in Rule 405 under the Securities Act of 1933, as amended) and any other persons whose beneficial ownership of Common Stock would be aggregated with the Noteholder’s for purposes of Section 13(d) of the Exchange Act, does not exceed 9.999% of the total number of issued and outstanding shares of Stock (including for such purpose the shares of Stock issuable upon such conversion). For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations thereunder. By written notice to the Issuer a Noteholder may waive the provisions limiting conversion or increase or decrease such limitation percentage to any other percentage specified in such notice. Any such waiver or increase will not be effective until the sixty-first day after such notice is delivered to the Issuer. By virtue of these provisions, the Offshore Fund may be deemed to beneficially own 164,946 additional shares of Stock issuable upon conversion of the Notes it holds, but would not be deemed to own any other shares of Stock into which the Notes could be converted. As a result, the Offshore Fund beneficially owns (and has voting and dispositive power with respect to) an aggregate of 2,776,790 shares of Stock, which constitutes 7.3% of the aggregate of the 37,993,259 shares of Stock reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended November 30, 2006 to

Schedule 13D CUSIP No. 693677106	Page 7 of 9

be outstanding as of January 11, 2007, plus the aggregate 183,271 additional shares into which the Notes owned by the Filers may be converted (after giving effect to the limitations described above) (the “Diluted Outstanding Shares”).

By virtue of its control of the Offshore Fund, Eastbourne may be deemed to share beneficial ownership of the shares of Stock beneficially owned by the Offshore Fund. In addition, Eastbourne’s other clients directly own 1,040,481 shares of Stock and approximately $2.7 million of Notes. By virtue of the provisions of the Notes described above, Eastbourne would not be deemed to own any additional shares of Stock into which the Notes could be converted. As a result, Eastbourne beneficially owns (and has voting and dispositive power with respect to) an aggregate of 3,817,271shares of Stock, which constitutes 9.999% of the aggregate of the Diluted Outstanding Shares.

By virtue of his control of Eastbourne, Mr. Barry may be deemed to share beneficial ownership of (and voting and dispositive power with respect to) the Shares of Stock beneficially owned by Eastbourne.

Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Eastbourne is the general partner of the Offshore Fund and other investment funds pursuant to agreements of limited partnership or limited liability company agreements between Eastbourne and the Offshore Fund and those other funds, respectively. Eastbourne is the investment adviser to other accounts pursuant to investment management agreements between Eastbourne and each of those other accounts. Those agreements provide to Eastbourne the authority, among other things, to invest the funds of the Offshore Fund and other clients in the Stock, to vote and dispose of Stock and to file this statement on behalf of the Offshore Fund and those other clients. Pursuant to those agreements of limited partnership, limited liability company agreements and investment management agreements, Eastbourne is entitled to allocations and fees based on assets under management and realized and unrealized gains.

Schedule 13D CUSIP No. 693677106	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2007

Eastbourne Capital Management, L.L.C.

By:                        /s/ Eric M. Sippel

Eric M. Sippel

Chief Operating Officer

Black Bear Offshore Master Fund, L.P.

By:       Eastbourne Capital Management, L.L.C. General Partner

By:        /s/ Eric M. Sippel

Eric M. Sippel

Chief Operating Officer

 /s/ Richard J. Barry

Richard J. Barry

Schedule 13D CUSIP No. 693677106	Page 9 of 9

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of PYR Energy Corporation or any other issuer. For that purpose, the undersigned hereby constitute and appoint Eastbourne Capital Management, L.L.C., a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 7, 2007

Eastbourne Capital Management, L.L.C.

By:                        /s/ Eric M. Sippel

Eric M. Sippel

Chief Operating Officer

Black Bear Offshore Master Fund, L.P.

By:       Eastbourne Capital Management, L.L.C. General Partner

By:        /s/ Eric M. Sippel

Eric M. Sippel

Chief Operating Officer

  /s/ Richard J. Barry

Richard J. Barry